                                 [LETTERHEAD]                      EXHIBIT 99.10


                                 July 1, 1996

Andrew Harrison
5280 Miramar                                                 TEL: (541) 687-7846
Eugene, OR  97405                                            FAX: (541) 345-1144


RE:  Billing and Retainer Payments in Kind


Dear Andy,
     This is to confirm that the you have agreed to accept up to 90,000 shares of unrestricted, tradable common stock of Vitafort as payment on account of Vitafort for agreed services and fees rendered on our behalf by your firm ("Exposure Sales & Marketing"). The terms under which the securities are to be accepted are as follows:

1)  Vitafort will issue, at the earliest practicable time, sufficient shares
    (as near to July 1, 1996 as possible) to fully cover all outstanding amounts due and a reasonable estimate of the retainer necessary to cover the coming month's planned activity. This reconciliation/issue process will be repeated monthly (at or near month end) until the full number of shares has been issued.

2) Andrew Harrison shall have the option to dispose of the shares in the open market, in an orderly basis, during the ensuing 30 days from the date of issuance.

3) The net proceeds received from the sale of the shares shall be considered as payment on account of Vitafort, and applied against open valid invoices for services, or applied to your retainer for future services.

4) Andrew Harrison may choose, at his sole discretion, to keep the shares of stock beyond the thirty days noted. In such case, his firm will post a credit on the Vitafort account in an amount equal to the closing bid price on the Nasdaq Electronic Bulletin Board as of the date of issuance, less estimated selling costs (not to exceed 6%). Such credit shall be applied against valid open invoices and your retainer for future services in the same manner as a cash payment, and shall be considered payment in full for the stock issued. Vitafort shall bear no interest in the future sales proceeds of such stock, regardless of any difference between the actual proceeds and the credit given.

5) Andrew Harrison, via his firm, will continue to bill for approved services and related fees on a monthly basis, in the ordinary course of business. These monthly billings will clearly include the both the credits earned via stock issuance, and support for the method of valuation (net proceeds stock transaction receipt of comparable document).

     If the foregoing correctly sets forth our agreement and understanding, please sign a counterpart of this letter in the space provided below and return a copy to the undersigned. Upon return, we will arrange for the appropriate documentation to approve and issue the shares in accordance with the foregoing, Vitafort International Corporation by laws and SEC regulations.

Sincerely,                        AGREED AND ACCEPTED:




/s/ ELOY ELLIS                    /s/ ANDREW HARRISON  / 7/1/96  / ###-##-####
                                  ---------------------------------------------
    Eloy L. Ellis                     Andrew Harrison /   Date  /  Taxpayer ID